

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Monica Forbes
Chief Financial Officer
Sesen Bio, Inc.
245 First Street, Suite 1800
Cambridge, MA 02142

Re: Sesen Bio, Inc.
Form 10-K for the period ended December 31, 2021
Filed February 28, 2022
Form 10-Q for the period ended September 30, 2022
Filed November 7, 2022
File No. 001-36296

Dear Monica Forbes:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences